

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2022

Raymond Stevens
Chief Executive Officer
ShouTi Inc.
611 Gateway Blvd., Suite 223
South San Francisco, CA 94080

>   **Re: ShouTi Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted February 14, 2022**
>   **CIK No. 0001888886**

Dear Dr. Stevens:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or

other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

2. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements.

Prosepctus Summary, page 3

3. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

4. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

5. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or

distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

6.   Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

7.   Please revise your disclosure in the Overview section to disclose that the location of the ongoing and planned clinical trials described in this section is in Australia and whether you expect there to be any limitations to using the trial results for approval by the FDA since the trials are being conducted outside of the United States.

8.   We note the reference that other GPCRs have provided significant benefit to patients and have achieved blockbuster sales. Please revise to balance the disclosure and similar comparisons to marketed products that target GLP-1R elsewhere in the prospectus to indicate that your products candidates are in the very early stages of clinical development, that it will take many years to commercialize your product candidates and if you are successful in obtaining approval for your product candidates that there can be no guarantee that your products will achieve similar results.

9.   We note your statements on pages 3, 4, 5, 108, and elsewhere in the prospectus that your product candidates are "potential-best-in-class." The term "best-in-class" suggests that the product candidates are effective and likely to be approved as a drug. Given the early stages of your candidates, it is not appropriate to suggest that this product is likely to be effective or receive regulatory approval. Please remove these references.

Our Pipeline and Programs, page 4

10.   Please revise your pipeline tables to present Structure-Based Discovery, Lead Optimization, and IND-enabling studies in one column given that all of these studies are preclinical trials. Additionally, we note that you have included second and third generation programs in the discovery phase for which no product candidate has been identified and for which the first generation product has not commenced Phase 1 testing. Please provide us your analysis as to why these programs are material enough to be included in your pipeline table. Alternatively, remove them from your table.

11.   You state that "GSBR-1290, is an oral and fully biased small molecule agonist of GLP-1R, a well-validated GPCR drug target for diabetes and obesity." Please tell us the basis

for this molecule to be considered a "well-validated GPCR drug target."

Our Management Team and Investors, page 5

12.   We note that you identify certain entities as investors in your company on page 5;
       however some do not appear to be among your principal stockholders as disclosed on
       page 182. Please limit the disclosure of specific investors to those identified in the
       Principal Shareholders table.

Risk Factors, page 14

13.   Please expand your risk factors to disclose that the United States Senate has passed the
       Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
       decrease the number of "non-inspection years" from three years to two years, and thus,
       would reduce the time before your securities may be prohibited from trading or delisted.
       Update your disclosure to reflect that the Commission adopted rules to implement the
       HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
       Commission of its determination that it is unable to inspect or investigate completely
       accounting firms headquartered in mainland China or Hong Kong.

14.   Given the Chinese government's significant oversight and discretion over the conduct of
       your business, please revise to highlight separately the risk that the Chinese government
       may intervene or influence your operations at any time, which could result in a material
       change in your operations and/or the value of the securities you are registering. Also,
       given recent statements by the Chinese government indicating an intent to exert more
       oversight and control over offerings that are conducted overseas and/or foreign investment
       in China-based issuers, acknowledge the risk that any such action could significantly limit
       or completely hinder your ability to offer or continue to offer securities to investors and
       cause the value of such securities to significantly decline or be worthless.

15.   In light of recent events indicating greater oversight by the Cyberspace Administration of
       China (CAC) over data security, particularly for companies seeking to list on a foreign
       exchange, please revise your disclosure to explain how this oversight impacts your
       business and your offering and to what extent you believe that you are compliant with the
       regulations or policies that have been issued by the CAC to date.

Use of Proceeds, page 87

16.   Please revise your disclosure to indicate how far the proceeds from the offering will allow
       you to proceed with continued development of each program referenced.

Our Pipeline and Programs, page 111

17.   On page 11 and elsewhere you state that "GSBR-1290 is a potent biased GLP-1R
       agonist." As safety and efficacy determinations are solely within the FDA's authority and
       they continued to be evaluated throughout all phases of clinical trials, please remove these

and any similar references in your prospectus. You may present objective data resulting from trials without including conclusions related to efficacy.

GPCR Experience, page 116

18.   We note your statement regarding your collaboration with Schrödinger and how it enables you to increase the likelihood of clinical success compared to traditional drug discovery processes. Given the stage of your product candidates and the length of time and uncertainty involved in product candidate development, please revise the prospectus to remove any implication that your product candidates are more likely than others to receive approval from the FDA or comparable regulators.

Our Solution: Small Molecule Biased APJR Agonist, page 131

19.   We note several comparisons to certain approved therapies, including the chart on page 131 comparing the attributes of your product candidates to apelin peptide and several clinically tested competitor compounds. If you have not conducted head-to-head trials, please revise your disclosure to clearly state this fact and disclose why you believe these comparisons are appropriate. If you provide disclosure regarding results from other trials, expand your disclosure to provide the other information regarding these trials that would help an investor make a meaningful comparison and understand the supporting trials and any limitations and qualifications associated with such trials (e.g., number of patients and whether any patients dropped out of the trial or were otherwise excluded and the reasons, patient population, dosage, how the baseline was measured in each study, the phase of the trial, serious adverse events, etc.).

Intellectual Property, page 137

20.   Please disclose the number of pending patent applications for your GLP-1R and Apelin Receptor programs and the jurisdictions in which they have been filed.

Lhotse Collaboration Agreement with Schrdinger, LLC, page 138

21.   Please disclose the amounts that have been paid to date pursuant to the Lhotse Collaboration Agreement with Schrödinger.

Initial Public Offering Participation Rights, page 180

22.   Please disclose the number of shares or ADSs that BVF is eligible to purchase in the offering.

General

23.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Vanessa Robertson at (202) 551-3649 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Christopher Edwards at (202) 551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Lu